Erin E. Martin
Legal Branch Chief
Office of Real Estate and Commodities
Division of Corporation Finance

Securities and Exchange Commission
Washington, DC 20549

October 10, 2018

Re:	REITless Impact Income Strategies LLC

Offering Statement on Form 1-A
Filed August 29, 2018
File No. 024-10891

Dear Ms. Martin:

We acknowledge receipt of the Staff’s telephone comments on September 11, 2018 regarding the Offering Statement of REITless Impact Income Strategies LLC (the “Company”), which we have set out below, together with our responses.

1. Please delete the third paragraph on page A-3 of the form of subscription agreement in Appendix A to the Offering Circular.

The Company has deleted the paragraph as requested by the Staff.

2. Please disseminate the Company’s draft offering statement and amendment no. 1 to the draft offering statement previously submitted to the Staff.

The Company instructed its EDGAR filing agent to disseminate the draft documents on September 11. Both drafts are now available in the EDGAR system.

In response to comments received from FINRA, the Company has amended the Offering Circular to include a section entitled “Prior Performance Summary” and a new appendix containing prior performance data for the Company’s sponsor.

If you have additional comments or questions, please contact me at jeanne@crowdchecklaw.com.

Sincerely,

/s/ Jeanne Campanelli

Jeanne Campanelli

Partner
CrowdCheck Law LLP

cc:	James P. Dowd

REITless Impact Income Strategies LLC

Appendix A

REITless Impact Income Strategies LLC

Quarterly Pricing Supplement

As of          , 20  , our NAV per common share is $          . This NAV per common share shall be effective through          , 20  , unless updated by us prior to that time.

Components of NAV

The following sets forth the calculation of NAV for our common shares:

STATEMENTS OF ASSETS AND LIABILITIES (UNAUDITED)

(In thousands, except per share numbers)	Month Day, Year	Month Day, Year
ASSETS:
Cash and cash equivalents
Interest receivable
Deferred offering costs
Total assets

LIABILITIES:
Accounts payable
Distribution payable
Accrued Expenses
Other Liabilities
Total liabilities
NET ASSETS	$	$
Net assets consist of:
Member’s Equity	$	$
Additional paid in capital
Retained earnings
NET ASSETS	$	$
NET ASSET VALUE PER SHARE	$	$

As described in “Valuation Policies” in our offering circular, our internal accountants calculate our NAV per common share using a process that reflects (1) estimated values of each of our investments, including related provided periodically by our independent valuation expert in reports of the underlying real estate, (2) quarterly updates in the price of liquid assets for which third party market quotes are available, (3) accruals of our quarterly or other periodic distributions, and (4) estimates of quarterly accruals, on a net basis, of our operating revenues, expenses and fees.

The calculation of our NAV per common share is based on a number of subjective judgments and assumptions that may not prove to be accurate. Our published NAV per share may not fully reflect the precise amount that might be paid for your shares in a market transaction. Moreover, although we evaluate and provide our NAV per share on a quarterly basis, our NAV per share may fluctuate daily so that the NAV per share in effect for any fiscal quarter may not reflect the amount that might be paid for your shares in a market transaction. Further, our published NAV per share may not fully reflect certain material events to the extent that they are not known or their financial impact on our portfolio is not immediately quantifiable. Any material event that would cause our NAV per share to change by more than 5% would require a recalculation. We will disclose the updated price and the reason for the change in an offering circular supplement and on www.reitless.com as promptly as reasonably practicable.

Our current NAV per common share can also be found on the REITless Platform website, www.reitless.com.

[Historical Share Pricing Information]*

Below is the quarterly NAV per common share, as determined in accordance with our valuation policies, for each fiscal quarter from        , 20  to         , 20

Date	NAV per share
, 20	$
, 20	$
, 20	$
, 20	$
, 20	$

*as applicable

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